Exhibit 99.8

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled the “Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada” dated March 15, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 28, 2018

(Signed) “Mark B. Mathisen”

Mark B. Mathisen, C.P.G.
Principal Geologist

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